Exhibit (a)(5)(B)

ANNEX B

LAZARD	Lazard Fréres & Co. LLC 30 Rockefeller Plaza New York, NY 10020 Phone 212-632-6000 www.lazard.com

December 7, 2003

The Board of Directors

Denison International plc

14249 Industrial Parkway

Marysville, Ohio 43040

Dear Members of the Board:

        We understand that Denison International plc (the “Company”) and Parker-Hannifin Corporation (“Purchaser”) have entered into an Acquisition Agreement (the “Agreement”) pursuant to which Purchaser will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding Ordinary Shares, $0.01 par value, of the Company (the “Ordinary Shares”), including those represented by American Depositary Shares (the “ADSs”), and all of the issued and outstanding A Ordinary Shares, £8.00 par value, of the Company (the  “A Ordinary Shares” and, together with the Ordinary Shares and the ADSs, the “Shares”), each in return for the payment by Purchaser (or a direct or indirect wholly-owned subsidiary of Purchaser to which Purchaser may assign its rights but not its obligations under the Agreement) of an amount equal to $24.00 per Share (the “Per Share Amount”).

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares (other than Purchaser and affiliates of Purchaser) of the Per Share Amount to be paid to such holders in the Offer. In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Analyzed certain historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company and its strategic objectives;

(v)	Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company;

(vii)	Reviewed the historical stock prices and trading volumes of the ADSs; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Purchaser or concerning the solvency or fair value of the Company or Purchaser. We have assumed that the financial forecasts provided to us by the Company have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. As you know, the Company did not provide us with any forecasts related to its expected financial performance for any period beyond 2004.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we are not opining as to the prices at which the ADSs will trade before the consummation of the Offer. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        In rendering our opinion, we have assumed that the Offer will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company. We have also assumed that obtaining the necessary regulatory approvals for the Offer will not have an adverse effect on the Company or Purchaser.

        Our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company.

        Lazard Frères & Co. LLC is acting as investment banker to the Company in connection with the Offer and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Offer.

        Our engagement and the opinion expressed herein are for the benefit of the Company’s Board of Directors and our opinion is rendered to the Company’s Board of Directors in connection with its consideration of the Offer. This opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such Shares in the Offer. Furthermore, this opinion is not intended to confer rights and remedies upon Purchaser, any securityholders of the Company or Purchaser or any other person. This opinion may be relied upon only under the express condition that it is governed by the laws of the State of New York and delivered in accordance with United States custom and practice. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Amount to be paid to the holders of the Shares (other than Purchaser and affiliates of Purchaser) in the Offer is fair to such holders from a financial point of view.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By:	/S/ MARK MCMASTER

Mark McMaster
Managing Director